300 North LaSalle Street Chicago, Illinois 60654

Edward J. Schneidman, P.C. To Call Writer Directly: (312) 862-3333 edward.schneidman@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

July 25, 2017

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tom Kluck
Rahul Patel
Isaac Esquivel
Daniel Gordon

Re:	VICI Properties Inc.
Registration Statement on Form 10-12G (File No. 000-55791)
Filed on June 20, 2017

Ladies and Gentlemen:

VICI Properties Inc., a Maryland corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Exchange Act of 1934, as amended, and Section 12(g) thereunder, Amendment No. 1 (the “Amendment”) to its Registration Statement on Form 10-12G (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated July 12, 2017, from the staff of the Securities and Exchange Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have referenced in the Company’s responses the appropriate page number of the Amendment. For your convenience, paper copies of the Amendment will be delivered to you, and those copies will be marked to show changes from the Registration Statement. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Item 3. Properties, page 77

1.	We note your response to comment 7 that operating metrics such as occupancy and RevPAR are not material divers of rent payments. Please clarify whether the company views these operating metrics to be material based on their relevance to CEOC’s ability to make rental payments.

Beijing	Boston	Hong Kong	Houston	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

U.S. Securities and Exchange Commission

Response: Because the Lease Agreements will be guaranteed by Caesars Entertainment Corporation (“CEC”), CEOC’s parent, the Company views the revenues and cash and cash equivalents of CEC as the key indicators of the tenant’s ability to make rental payments. The Company has included disclosure of CEC’s revenues and cash and cash equivalents giving pro forma effect to the Restructuring and CEC’s merger with Caesars Acquisition Company on pages 4 and 17 of the Amendment. The Company notes that CEC is a public reporting company registered under the Securities Exchange Act of 1934, as amended, and that its financial statements are referenced under Item 13 of the Registration Statement in accordance with Section 2340 of the Financial Reporting Manual (“FRM”). The full financial statements of CEC, together with whatever additional metrics CEC considers most material to its operations from time to time, are therefore readily available to investors.

The Company respectfully advises the Staff that it does not believe that operating metrics such as RevPAR and occupancy are material indicators of CEC’s financial condition. CEC’s revenues are derived from four revenue streams, including gaming operations, hotel operations, food and beverage, and entertainment and other business offerings. According to CEC’s Prospectus dated June 23, 2017, for 2016, on a pro forma basis giving effect to the Restructuring and CEC’s merger with Caesars Acquisition Company, hotel operations constituted 15% of pro forma revenue, casino entertainment constituted 58% of pro forma revenues, food and beverage constituted 16% of pro forma revenue, and entertainment and other business offerings constituted 11% of pro forma revenue. The Company believes that total revenue, together with cash and cash equivalents, provides the most relevant information with respect to CEC’s financial condition and results of operations and that any additional financial information is readily available to investors in the manner contemplated by the FRM.

Note 2 - Statement of Operations Pro Forma Adjustments, page 62

2.	We note your response to prior comment 5. Please revise your disclosure in Note 1(d) to disclose the components (i.e. future minimum lease payments to be received, unearned premium, etc.) of the net investment in direct financing leases similar to the disclosures required by ASC 840-30-50-4.

Response: In response to the Staff’s comment, the Company has added disclosure to Note 1(d) on pages 61 and 62 of the Amendment.

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U.S. Securities and Exchange Commission

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-3333 or Carol Anne Huff at (312) 862-2163.

Sincerely,

/s/ Edward J. Schneidman, P.C.

Edward J. Schneidman, P.C.

cc:	John Payne
Mary Beth Higgins
VICI Properties Inc.

Carol Anne Huff
Kirkland & Ellis LLP